UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
______________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

QUALSTAR CORPORATION

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

74758R 10 9

(CUSIP Number)

William J. Gervais
Qualstar Corporation
3990-B Heritage Oak Court
Simi Valley, CA 93063
(805) 583-7744

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

February 16, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a person’s initial filing on this form with respect to subject class of securities, and for any subsequent amendment containing information which would alter disclosures in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74758R 10 9	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS William J. Gervais
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) (see instructions)☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,313,364
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 3,313,364
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,313,364
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.0%
12.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 74758R 10 9	13D	Page 3 of 4 Pages

EXPLANATORY NOTE:  William J. Gervais previously filed a statement of beneficial ownership, and amendments thereto, with the Securities and Exchange Commission (the “SEC”) with respect to the common stock, no par value (the “Common Stock”), of Qualstar Corporation on Schedule 13G pursuant to Section 13(g) of the Securities Exchange Act of 1934, as amended (the “Act”), and Rule 13d-1(d) thereunder.  Due to open market and privately negotiated purchases of additional shares of Common Stock, Mr. Gervais’ is filing this statement on Schedule 13D with the SEC pursuant to Section 13(d) of the Act and Rule 13d-1(a) thereunder.

Item 1.    Security and Issuer

This Schedule 13D relates to the Common Stock, no par value (the “Common Stock”) of Qualstar Corporation (the “Company”) that is beneficially owned by William J. Gervais.  The Company’s principal executive office is located at 3990-B Heritage Oak Court, Simi Valley, CA 93063.

Item 2.    Identity and Background

(a)           This Schedule 13D is filed on behalf of William J. Gervais.

(b)           Mr. Gervais’ business address is 3990-B Heritage Oak Court, Simi Valley, CA 93063.

(c)           Mr. Gervais is the Chief Executive Officer and President, and is a member of the Board of Directors of the Company.  The Company develops and manufactures automated tape storage solutions and high efficiency power supplies.  The Company’s principal executive office is located at 3990-B Heritage Oak Court, Simi Valley, CA 93063.

(d)           During the last five years, Mr. Gervais has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years, Mr. Gervais has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Mr. Gervais is a citizen of the United States of America.

Item 3.    Source and Amount of Funds or Other Consideration

Of the 3,313,364 shares of Common Stock currently beneficially owned by Mr. Gervais, 2,917,450 were acquired in 1984 upon the founding of the Company.  The remaining 395,914 shares currently beneficially owned by Mr. Gervais were acquired in open market and privately negotiated transactions using his personal funds.

Item 4.    Purpose of Transaction

Mr. Gervais owns the shares of Common Stock of the Company for investment purposes.

(a) Mr. Gervais may (i) make further purchases of shares of Common Stock of the Company through open market or privately negotiated transactions or otherwise, or (ii) sell all or part of his shares of Common Stock in open market or privately negotiated transactions or otherwise. Mr. Gervais has not reached any decision with respect to any such possible actions. If Mr. Gervais does reach a decision to undertake any of the above described possible actions, he will, among other things, timely file an appropriate amendment to this Schedule 13D.

(b) – (j):  Mr. Gervais does not presently have any definitive plan that relates to or would result in any of the items listed under (b) – (j) of this item.  In his capacity as a member of the Board of Directors, Chief Executive Officer and President of the Company, Mr. Gervais has an active role in the Company’s management and, therefore, may have general knowledge about one or more of the items listed under (b) – (j) of this item.

CUSIP No. 74758R 10 9	13D	Page 4 of 4 Pages

Item 5.    Interest in Securities of the Issuer

(a)           Mr. Gervais beneficially owns 3,313,364 shares of the Company’s Common Stock, representing 27.0% of the 12,253,117 shares outstanding as of February 14, 2012.  This amount includes (i) 3,171,364 shares of Common Stock directly owned, and (ii) 142,000 shares of Common Stock indirectly owned in his Individual Retirement Account.

(b)           Mr. Gervais has sole power to vote and sole power to dispose the entire 3,313,364 shares.

(c)           The following transactions were effected by Mr. Gervais during the past 60 days:  Mr. Gervais purchased 6,000 shares in the open market on February 16, 2012 at a price of $1.8328 per share.

(d)           Not applicable.

(e)           Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7.    Material to be Filed as Exhibits

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 22, 2012	/s/ WILLIAM J. GERVAIS
William J. Gervais